P.E.
7-1-02

1-13542

02047089

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

Irsa Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.
(Translation of registrant's name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F _❄_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _❄_

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated July 24, 2002 filed by the Company with the Bolsa d*e Comercio de Buenos Aires* and the *Comisión Nacional de Valores* on July 25, 2002, with respect to the resignation of Jeremiah O'Connor as director of the Company;

By letter dated July 24, 2002, the Company reported that the Board of directors accepted the resignation for personal matters of its director Jeremiah O'Connor.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By: ______________________

Name: Saúl Zang

Title: Second Vice Chairman of the Board of Directors

Dated: July 25, 2002